SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File No. 033-73340-01

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

John Q. Hammons Hotels, L.P. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

John Q. Hammons Hotels, Inc.
300 John Q. Hammons Parkway, Suite 900
Springfield, Missouri 65806

John Q. Hammons Hotels, L.P. 401(k) Plan

Financial Statements as of December 31, 2003 and 2002, and Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

JOHN Q. HAMMONS HOTELS, L.P.
401(K) PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2320.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte

Deloitte & Touche LLP
Suite 1900
250 East Fifth St.
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
John Q. Hammons Hotels, L.P. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the John Q. Hammons Hotels, L.P. 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 4, 2004

JOHN Q. HAMMONS HOTELS, L.P.
401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
CASH		$ 7,893
INVESTMENTS—at fair value	$ 13,529,665	8,712,110
RECEIVABLES:		
Participant contributions	98,142	71,463
Employer contributions	26,469	27,878
Interest income	20	47
Total assets	13,654,296	8,819,391
LIABILITIES:		
Accrued administrative expenses	(18,365)	(15,144)
Excess participant and employer contributions	(11,504)	(30,298)
NET ASSETS AVAILABLE FOR BENEFITS	$ 13,624,427	$ 8,773,949

See notes to financial statements

JOHN Q. HAMMONS HOTELS, L.P.
401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

INVESTMENT INCOME:	
Interest and dividends	$ 122,488
Net appreciation in fair value of investments	2,652,723
Total investment income—net	2,775,211
CONTRIBUTIONS:	
Participant elective deferrals and rollovers	2,610,504
Employer—net of forfeitures	829,381
Total contributions	3,439,885
ADMINISTRATIVE EXPENSES	(102,167)
DISTRIBUTIONS TO PARTICIPANTS	(1,262,451)
Increase in net assets available for benefits	4,850,478
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	8,773,949
End of year	$ 13,624,427

See notes to financial statements

1. PLAN DESCRIPTION

The following description of the John Q. Hammons Hotels, L.P. 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General—The Plan is a defined contribution plan established by John Q. Hammons Hotels, L.P. (the "Company") on January 1, 1996. All employees of the Company who are age 18 or older and have completed one-half year of service, as defined, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Plan Administration—Effective January 1, 1998, Smith Barney Corporate Trust Company ("Smith Barney") was appointed as the Plan's trustee and Milliman U.S.A., Inc. was appointed as the Plan's recordkeeper. The Plan is administered by an employee of the Company as appointed by the Company's Board of Directors.

Contributions—Participants may contribute elective deferrals to the Plan on a before-tax basis based on a percentage of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Company provides a required matching contribution equal to 50% of each participant's elective deferrals up to a maximum of 3% of compensation per payroll period. In addition to the required matching contributions, the Company may contribute a discretionary matching contribution. The Company made no discretionary contributions in 2003.

Participant Accounts—Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting—Participants are fully vested in their contributions and the earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants vest according to the following schedule:

Less than two years	0%
Years two through five	20% per year
Six years or more	100%

If a participant dies or becomes disabled while still employed by the Company, he becomes 100% vested.

If a participant terminates employment due to the sale, closure or other disposition of a hotel owned by the Company, such participant shall become 100% vested in his account under the Plan unless the participant is re-employed by the last day of the Plan year in which such sale, closure or other disposition occurred.

Forfeitures—Forfeitures of Company matching contributions are used to reduce future Company contributions to the Plan. For the year ended December 31, 2003, forfeitures of approximately $161,000 were used to reduce Company contributions to the Plan. At December 31, 2003 and 2002, forfeitures of approximately $20,000 and $37,000, respectively, remained in the Plan.

Payment of Benefits—Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his account. The form of payment is a lump-sum distribution.

Administrative Expenses—Administrative expenses principally represent trustee and recordkeeper expenses of the Plan. The Company also provides certain administrative services at no cost to the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principals generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation—Cash equivalents are stated at cost, which approximates fair value. Investments are stated at fair value as determined by the trustee by reference to published market data. Realized gains and losses on the sale of investments and the unrealized gains and losses of investments are reported currently in the statement of changes in net assets available for benefits. The computation of unrealized gains and losses of investments is based on the market values of the investments at year-end compared to their market values as of the beginning of the Plan year, or at acquisition cost, if purchased during the year. Realized gains and losses are computed on a moving average basis based on historical cost. Purchases and sales of securities are recorded based on a trade date basis. Dividends are recorded on the ex-dividend date.

Expenses of the Plan—All expenses incurred on the administration of the Plan, except for certain trustee and recordkeeper fees, are paid directly by the Company.

Payments of Benefits—Benefits are recorded when paid.

3. PLAN INVESTMENTS

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The following investments have fair values in excess of five percent of net assets available for benefits at December 31:

	2003	2002
Consulting Group Capital Markets Funds Government Money Investments	$ 1,257,135	$ 1,145,183
Consulting Group Capital Markets Funds Multi-Sector Fixed Income Investments	1,363,950	1,182,089
Consulting Group Capital Markets Funds International Equity Investments	1,165,000	649,234
Consulting Group Capital Markets Funds Large Capitalization Growth Investments	3,054,013	1,694,679
Consulting Group Capital Markets Funds Large Capitalization Value Equity Investments	2,404,679	1,481,179
Consulting Group Capital Markets Funds Small Capitalization Growth Investments	2,542,949	1,460,393
Consulting Group Capital Markets Funds Small Capitalization Value Equity Investments	695,578	
John Q. Hammons Hotels, Inc. Common Stock	1,046,361	682,491

The Plan's investments (including investments bought, sold and held during the year) appreciated in value for the year ended December 31, 2003 as follows:

Mutual funds	$ 2,451,511
Common stock	201,212
Net appreciation in fair value of investments	$ 2,652,723

4. RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Smith Barney and shares of John Q. Hammons Hotels, Inc. common stock. Smith Barney is the trustee as defined by the Plan and John Q. Hammons Hotels, L.P. is the plan sponsor and therefore, these transactions qualify as party-in-interest transactions.

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 2, 1998 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving a determination, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PRIORITIES UPON TERMINATION OF THE PLAN

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances including employer contributions.

7. EXCESS PARTICIPANT AND EMPLOYER CONTRIBUTIONS

The IRS requires benefit plans to meet certain nondiscrimination rules which, among others, limits the amount highly compensated participants may voluntarily contribute to the Plan and limits the amount of employer matching contributions to highly compensated participants. The administrator accepted certain voluntary contributions from highly compensated participants and certain employer matching contributions to highly compensated participants which, although in accordance with the provisions of the Plan agreement, resulted in the Plan being in noncompliance with these nondiscrimination rules. In order to comply with the nondiscrimination rules for the year end, the plan administrator determined the amount necessary to be returned to highly compensated participants and the employer. These amounts are recorded as excess participant and employer contributions in the accompanying financial statements and were returned to the respective participants and employer in the first quarter of the subsequent Plan year.

* * * * * *

JOHN Q. HAMMONS HOTELS, L.P.
401(K) PLAN

FORM 5500, SCHEDULE H, PART 5, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
COMMON STOCK:		
*John Q. Hammons Hotels, Inc.	Common Stock	$ 1,046,361
MUTUAL FUNDS:		
*Smith Barney	Consulting Group Capital Markets Funds Government Money Investments	1,257,135
*Smith Barney	Consulting Group Capital Markets Funds Multi-Sector Fixed Income Investments	1,363,950
*Smith Barney	Consulting Group Capital Markets Funds International Equity Investments	1,165,000
*Smith Barney	Consulting Group Capital Markets Funds Large Capitalization Growth Investments	3,054,013
*Smith Barney	Consulting Group Capital Markets Funds Large Capitalization Value Equity Investments	2,404,679
*Smith Barney	Consulting Group Capital Markets Funds Small Capitalization Growth Investments	2,542,949
*Smith Barney	Consulting Group Capital Markets Funds Small Capitalization Value Equity Investments	695,578
		12,483,304
Total		$ 13,529,665

*Represents a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN

By: /s/ Kent Foster
KENT FOSTER
Administrator

Date: June 26, 2004

EXHIBIT INDEX

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-1276 of John Q. Hammons Hotels, Inc. on Form S-8 of our report dated June 4, 2004, appearing in the Annual Report on Form 11-K of the John Q. Hammons Hotels, L.P. 401(k) Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
June 25, 2004

Exhibit 99.1

Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 11-K of John Q. Hammons Hotels, L.P. 401(k) Plan (the "Plan") for the annual period ended on December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John Q. Hammons, as President, Chairman of the Board and Chief Executive Officer of John Q. Hammons Hotels, Inc. (the "Company") and Paul E. Muellner, as Chief Financial Officer of the Company, each hereby certify, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that:

1. The report fully complies with the requirements of Section 13(a) or 15(D) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for Plan benefits and the changes in net assets available for Plan benefit financial condition and results of the Plan.

Dated: June 26, 2004

/s/ John Q. Hammons
John Q. Hammons
President, Chairman of the Board and Chief Executive Officer

/s/ Paul E. Muellner
Paul E. Muellner
Chief Financial Officer